Exhibit 23.1

The Stockholders and Board of Directors
Unigene Laboratories, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus. Our report dated March 17, 2000 contains an explanatory paragraph that states that Unigene Laboratories, Inc. has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP



Short Hills, New Jersey
December 26, 2000